UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2026

Commission File Number 0-21218

Gilat Satellite Networks Ltd.

(Translation of registrant’s name into English)

Gilat House, 21 Yegia Kapayim Street

Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

2026 Annual General Meeting of Shareholders – September 8, 2026

On August 10, 2026, Gilat Satellite Networks Ltd. (the “Company”) furnished to the Securities and Exchange Commission (the “SEC”) a Report of Foreign Private Issuer on Form 6-K containing the Notice and Proxy Statement of the 2026 Annual General Meeting of Shareholders (the “Proxy Statement”) for the 2026 Annual General Meeting of Shareholders of to be held on September 8, 2026 at 12:00 p.m. Israel time at the Company’s offices at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel (the “Meeting”).

The Company is furnishing this Report on Form 6-K to announce that the proposed Compensation Policy for Executive Officers previously attached to the Proxy Statement as Annex B is being replaced with the revised Compensation Policy for Executive Officers attached hereto as Exhibit 99.1 (the “Revised Proposed Policy”). The Revised Proposed Policy shall constitute Annex B of the Proxy Statement, and the Proxy Statement shall be deemed revised accordingly.

The Revised Proposed Policy reflects changes made in response to feedback received from investors. The revisions are shown in comparison to the Company’s current effective Compensation Policy for Executive Officers (the “Current Policy”).

The date and time of the Meeting (September 8, 2026) and the record date (August 10, 2026) remain unchanged.

Shareholders who have already submitted proxy cards or voting instructions do not need to take any further action. Previously submitted instructions remain valid for the Meeting, unless revoked or modified as described in the Proxy Statement.

All other details regarding the Meeting previously published, including the Meeting’s agenda, remain unchanged.

Exhibit

99.1       Gilat Satellite Networks Ltd. Compensation Policy for Executive Officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.

By:	/S/ Doron Kerbel

Name:	Doron Kerbel

Title:	Chief Legal Officer and Corporate Secretary

Date: August 31, 2026

Exhibit Index

99.1       Gilat Satellite Networks Ltd. Compensation Policy for Executive Officers.